UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Johnstown America Industries, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   479477 10 1
                                 (CUSIP Number)

                                 Thomas M. Begel
                 Chairman, President and Chief Executive Officer
                       Johnstown America Industries, Inc.
                       980 N. Michigan Avenue, Suite 1000
                             Chicago, Illinois 60611
                                 (312) 280-8844
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 13, 1995
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:


                                Page 1 of 5 Pages



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CUSIP No. 479477 10 1


1. Names of Reporting Person/S.S. or I.R.S. Identification Nos. of Above Persons

      Thomas M. Begel

2. Check the Appropriate Row if a Member of a Group (See Instructions)

      (a)______________________________
      (b)______________________________

3. SEC Use Only


4. Source of Funds (See Instructions)  PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

   ________________

6. Citizenship or Place of Organization         United States


      Number of Shares          7.    Sole Voting Power             607,370
      Beneficially Owned        8.    Shared Voting Power                 0
      by Each Reporting         9.    Sole Dispositive Power        607,370
      Person With              10.    Shared Dispositive Power            0


11. Aggregate Amount Beneficially Owned by Each Reporting Person    607,370

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    _______________

13. Percent of Class Represented by Amount in Row(11)  6.2%

14. Type of Reporting Person (See Instructions)      IN

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      This Amendment No. 1 amends,  supplements and restates in its entirety the
Statement on Schedule 13D dated November 17, 1995 filed with the Securities and Exchange Commission by Thomas M. Begel (the "Reporting Person"), Chairman, President and Chief Executive Officer of Johnstown America Industries, Inc., a Delaware corporation (the "Company").


Item 1.     Security and Issuer.
--------------------------------

            This statement (the "Statement") relates to shares of Common Stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares"), of the Company. The principal executive offices of the Company are located at 980 N. Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

Item 2.     Identity and Background.
------------------------------------

            (a)-(c), (f). This Statement is being filed by the Reporting Person. The Reporting Person is a United States citizen and his business address is 980
N. Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

            (d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
--------------------------------------------------------------

            All of the Shares owned by the Reporting Person were acquired using the personal funds of the Reporting Person.

Item 4.     Purpose of Transaction.
-----------------------------------

            The Reporting Person acquired the Shares for investment purposes. The Reporting person continues to believe that an investment in Shares is an attractive investment opportunity. The Reporting Person intends to review his investment in the Company on a continuing basis and reserves the right to acquire Shares in the open market or in privately negotiated transactions or otherwise, to maintain his holdings at current levels or to sell all or a portion of his holdings in the open market or in privately negotiated transactions or otherwise. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
-------------------------------------------------

            (a) and (b). As of the close of business on November 13, 1997, the Reporting

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Person beneficially owned 607,370 Shares, representing approximately 6.2% of the
9,762,262 Shares outstanding as of November 4, 1997 (as reported in the Company's Form 10-Q for the quarter ended September 30, 1997). The Reporting Person has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, such Shares. The Reporting Person has the following options to acquire Shares: exercisable options to acquire 25,000 Shares at an exercise price of $14.50 and options to acquire 25,000 Shares at an exercise price of $8.5625, of which one-third are exercisable and the remainder are subject to vesting over the next two years, and owns approximately 2,583 Shares through the Company's 401(k) plan. Except as set forth above, the Reporting Person does not beneficially own any Shares nor does he have any contract, agreement, arrangement or understanding to purchase or acquire any Shares.

            (c) Except for the dispositions of Shares set forth below, the Reporting Person has not purchased or sold any Shares during the past 60 days.

                        Type of
      Number of Shares  Transaction    Price       Settlement Date
      ----------------  -----------    ------       ---------------

             6,000           Gift       N/A              10/16/97
            65,000           Sale     $12.41              11/3/97
            10,000           Sale     $12.41             11/13/97
            36,000           Sale     $11.97             11/13/97
            39,000           Sale     $11.67             11/13/97

            (d) and (e). Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------

            The Reporting Person is a party to an agreement among the Company and certain original stockholders of the Company whereby the Reporting Person is entitled to incidental registration rights to register his Shares under certain circumstances where the Company is registering Shares for itself or for certain other parties to such agreement. Except as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.
---------------------------------------------

            None.


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                                  SIGNATURE
                                  ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 13, 1997


                                            /s/ Thomas M. Begel
                                       -----------------------------
                                             Thomas M. Begel



                                     Page 5
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